July 11, 2025 VIA EDGAR Ms. Kalkidan Ezra Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	11 Greenway Plaza Houston, Texas 77046-1173

Re:	Invesco Dynamic Credit Opportunity Fund (CIK No.: 0001860151; 1940 Act No.: 811-23665)
Dear Ms. Ezra:
Below are responses to your comments, which we received on July 9, 2025, regarding the Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for the above-named registrant (the “Registrant”). The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2025, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 14(a) under the Securities Exchange Act of 1934, as amended.
The Preliminary Proxy Statement relates to a Special Meeting of Shareholders of the Registrant, to be held on September 24, 2025 (the “Meeting”).  The Meeting is to be held for the purpose of considering proposals to (1) approve a new investment sub-advisory agreement by and between Invesco Advisers, Inc. and Barings LLC (“Barings”); and (2) to approve a new investment sub-sub-advisory agreement by and between Barings and Baring International Investment Limited (“BIIL”).
The substance of the Staff’s comments has been restated below.  The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Comment 1:
The Staff reminds the Registrant that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response 1:	We acknowledge the Staff’s comment.
Comment 2:	Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the same Proxy Statement. Please ensure any changes in response to these comments are made to all similar disclosures appearing elsewhere in the Proxy Statement. Please also fill in all blanks, brackets, and otherwise missing information,
Response 2:	We acknowledge the Staff’s comment.
Comment 3:
Please file a response to comments on EDGAR at least five business days in advance of the Definitive Proxy Statement filing. Please also send an email notification to the examiner that the response has been filed, including a marked copy of the Proxy Statement.

Response 3:	We acknowledge the Staff’s comment and confirm we will respond as requested.
Comment 4:
On page 4 of the Preliminary Proxy Statement, under the heading “Will the advisory fees paid by the Fund increase if the Proposed Sub-Advisory and Proposed Sub-Sub-Advisory Agreements are approved?” please revise the disclosure to clarify whether the advisory fees paid by the Fund are expected to change if the Proposed Sub-Advisory and Proposed Sub-Sub-Advisory Agreements are approved.

Response 4:	We have revised the disclosure as requested.
Comment 5:
On page 4 of the Preliminary Proxy Statement, under the heading “What happens if shareholders do not approve the Proposals?” please clarify supplementally whether the changes to the Registrant’s strategies are contingent upon both Proposal 1 and Proposal 2 being approved by shareholders.

Response 5:	We confirm that the changes to the Registrant’s strategies will be implemented if Proposal 1 is approved by shareholders, even if Proposal 2 is not approved by shareholders.
Comment 6:	Please revise the disclosure in the Preliminary Proxy Statement to state whether the Registrant is in compliance with the conditions of the safe harbor of Section 15(f) of the 1940 Act.
Response 6:
We respectfully decline to make any changes in response to this comment. Section 15(f) of the 1940 Act relates to benefits received by an investment adviser from the sale of securities or other interest in such investment adviser resulting in an assignment . . . .” (emphasis added). Section 15(f) of the 1940 Act is inapplicable to Proposal 1 and Proposal 2 because (1) no sale of securities or other interest in the Registrant’s investment adviser has occurred, or is proposed to occur and (2) no “assignment,” as defined under Section 2(a)(4) of the 1940 Act, has occurred, or is proposed to occur. Proposal 1 and Proposal 2 relate to the hiring of Barings and BIIL as a new sub-adviser and new sub-sub-adviser, respectively, to the Registrant.  There is no change in the Registrant’s current investment adviser.

Comment 7:	In Annex A of the Preliminary Proxy Statement, please ensure that the total outstanding shares are completed prior to mailing the Definitive Proxy Statement to shareholders.
Response 7:	We confirm that the total outstanding shares will be completed in the Definitive Proxy Statement that is filed with the SEC and mailed to shareholders.
Should you have any questions concerning the above, please call the undersigned at (212) 323-5231.
Sincerely,

/s/ Adrienne Ruffle
Adrienne Ruffle
cc:	Taylor V. Edwards, Esq. Jennifer Hillman, Esq.
Mena Larmour, Esq.